Exhibit 99.1

TO ALL STOCK EXCHANGES

BSE LIMITED

NATIONAL STOCK EXCHANGE OF INDIA LIMITED

NEW YORK STOCK EXCHANGE

EURONEXT LONDON

EURONEXT PARIS

September 1, 2017

Dear Sir / Madam,

Sub: Postal Ballot Notice – Disclosure under Regulation 30 of the SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015 (“SEBI LODR”)

Further to our intimation dated August 19, 2017 and August 25, 2017, we hereby enclose a copy of our Postal Ballot Notice and Postal Ballot Form.

The Postal Ballot Notice, along with other documents, is being sent to all the shareholders whose names appear in the Register of Members/ Beneficial Owners received from the National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) as on August 30, 2017 (Cut- off date), seeking their approval as set out in the Notice.

The Company has engaged the services of National Securities Depository Limited (NSDL) for the purpose of providing e-voting facility to all its Members. The voting through postal ballot and through e-voting will commence from Friday, September 8, 2017, (9:00 Hours IST) and shall end on Saturday, October 7, 2017 (17:00 Hours IST). The results of the postal ballot will be announced on or before Monday, October 9, 2017.

The above information is also available on the website of the Company: https://www.infosys.com/investors/.

This is for your information and record.

This announcement contains inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014.

Thanking you,

Yours faithfully,

For Infosys Limited

/s/ A.G.S. Manikantha

A.G.S. Manikantha

Company Secretary

INFOSYS LIMITED

CIN : L85110KA1981PLC013115

Electronics City, Hosur Road

Bengaluru 560 100, India

T 91 80 2852 0261

F 91 80 2852 0362

askus@infosys.com

www.infosys.com

Additional Information Pursuant to U.S. Law

The Buyback for the outstanding equity shares of the Company referenced herein has not yet been approved and, accordingly, has not yet commenced. This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of the Company pursuant to the Company’s Buyback or otherwise. If the Buyback is approved and proceeds, any offers to purchase or solicitations of offers to sell will be made pursuant to a Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) which will be filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company. The Company’s security holders are advised to read these documents, any amendments to these documents and any other documents relating to the Buyback that are filed with the SEC carefully and in their entirety prior to making any decision with respect to the Company’s Buyback because these documents contain important information, including the terms and conditions of the offer. The Company’s security holders may obtain copies of these documents (when they become available) and other documents filed with the SEC for free at the SEC’s website at www.sec.gov or from the Company’s Investor Relations department at investors@infosys.com